Exhibit 99.4

TOTAL

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La Défense 6

92 400 Courbevoie France

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Isabelle DESMET

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Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

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Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Total announces organization changes and new appointments

in the Exploration and Production Branch

Paris, December 9, 2014 – As from January 1st 2015, the Exploration and Production Branch of Total will be restructured with five geographical divisions, an Exploration division and five functional divisions. Arnaud Breuillac, President Exploration & Production, stated: “These changes are made with the objective to improve efficiency and adapt to the challenges the Group is facing.”

The new organization is as follows:

•	Africa division headed by Guy Maurice ;

•	Americas division headed by Michel Hourcard ;

•	Asia Pacific division headed by Olivier de Langavant* ;

•	Europe and Central Asia division headed by Michael Borrell (merge of Northern Europe and Continental Europe – Central Asia divisions);

•	Middle East and North Africa division headed by Stéphane Michel ;

•	Exploration division headed by Kevin McLachlan ;

•	Quality Health Safety Societal Security Environment division headed by Pierre Bang;

•	Technical support to operations division and Development division headed by André Goffart;

•	Strategy Growth Research division headed by Martin Deffontaines ** ;

•	Corporate Affairs headed by Namita Shah.

Ladislas Paszkiewicz, currently Vice President of Americas division, will be appointed Senior Vice President Mergers & Acquisitions in the Finance Division.

*	Until March 1st 2015, Jean-Marie Guillermou will remain Vice President for Asia Pacific division and Olivier de Langavant Vice President Strategy Growth Research division.
**	Effective March 1st 2015

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About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry —exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com